UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Gridsum Holding Inc.

(Name of Issuer)

Class B Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

398132100

(CUSIP Number)

Guosheng Qi

Generation Gospel Limited

Fairy Spirit Limited

c/o South Wing, High Technology

Building No.

229 North 4th Ring Road

Haidian District, Beijing 100083

People’s Republic of China

Telephone: (86-10) 8261-9988

Guofa Yu Garden Enterprises Ltd. c/o South Wing, High Technology Building No. 229 North 4th Ring Road Haidian District, Beijing 100083 People’s Republic of China Telephone: (86-10) 8261-9988

With copies to:

Stephanie Tang, Esq.

Hogan Lovells

11th Floor, One Pacific Place

88 Queensway, Hong Kong

(852) 2840 5026

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 1, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 398132100

1	NAMES OF REPORTING PERSONS. Guosheng Qi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,336,128 Ordinary Shares(1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 9,336,128 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,336,128 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.0% (2) (representing 66.6% of the voting power of the total outstanding Ordinary Shares (including Class A Ordinary Shares and Class B Ordinary Shares) of the Issuer) (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Consists of (i) 4,543,461 Class A ordinary shares, par value $0.001 per share (the “Class A Ordinary Shares”) held by Generation Gospel Limited, (ii) 937,500 Class B ordinary shares, par value $0.001 per share (the “Class B Ordinary Shares”, and together with Class A Ordinary Shares, the “Ordinary Shares”) directly held by Mr. Qi or held by Generation Gospel Limited, (iii) 3,563,501 Class B Ordinary Shares held by Fairy Spirit Limited, and (iv) 291,666 Class B Ordinary Shares that Mr. Qi or Generation Gospel Limited is entitled to acquire upon exercise of options held by it under the stock option plan (the “Stock Option Plan”) as set forth in the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2018, which was filed with the Securities and Exchange Commission (the “SEC”) on April 24, 2019.

(2)

Based on 34,540,511 Ordinary Shares outstanding as of September 30, 2019, as set forth in the Issuer’s current report on Form 6-K furnished to the SEC on December 23, 2019, assuming conversion of all Class A Ordinary Shares into the same number of Class B Ordinary Shares.

(3)	Each Class A Ordinary Share is entitled to ten votes per share, whereas each Class B Ordinary Share is entitled to one vote per share. See Item 5.

CUSIP No. 398132100

1	NAMES OF REPORTING PERSONS. Generation Gospel Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,711,168 Ordinary Shares(1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 5,711,168 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,711,168 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.5% (2) (representing 61.8% of the voting power of the total outstanding Ordinary Shares (including Class A Ordinary Shares and Class B Ordinary Shares) of the Issuer) (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Consists of (i) 4,543,461 Class A Ordinary Shares, (ii) 890,625 Class B Ordinary Shares, and (iii) 277,082 Class B Ordinary Shares that Generation Gospel Limited is entitled to acquire upon exercise of options held by it under the Stock Option Plan. Generation Gospel Limited is wholly owned and controlled by Mr. Guosheng Qi, its sole director.

(2)

Based on 34,540,511 Ordinary Shares outstanding as of September 30, 2019, as set forth in the Issuer’s current report on Form 6-K furnished to the SEC on December 23, 2019, assuming conversion of all Class A Ordinary Shares into the same number of Class B Ordinary Shares.

(3)	Each Class A Ordinary Share is entitled to ten votes per share, whereas each Class B Ordinary Share is entitled to one vote per share. See Item 5.

CUSIP No. 398132100

1	NAMES OF REPORTING PERSONS. Fairy Spirit Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,563,501 Ordinary Shares(1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 3,563,501 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,563,501 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.3%(2) (representing 4.7% of the voting power of the total outstanding Ordinary Shares (including Class A Ordinary Shares and Class B Ordinary Shares) of the Issuer) (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Consists of 3,563,501 Class B Ordinary Shares held by Fairy Spirit Limited. Fairy Spirit Limited is controlled by Mr. Guosheng Qi, its sole director.
(2)

Based on 34,540,511 Ordinary Shares outstanding as of September 30, 2019, as set forth in the Issuer’s current report on Form 6-K furnished to the SEC on December 23, 2019, assuming conversion of all Class A Ordinary Shares into the same number of Class B Ordinary Shares.

(3)	Each Class A Ordinary Share is entitled to ten votes per share, whereas each Class B Ordinary Share is entitled to one vote per share. See Item 5.

CUSIP No. 398132100

1	NAMES OF REPORTING PERSONS. Guofa Yu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,393,038 Ordinary Shares(1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,393,038 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,393,038 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0% (2) (representing 1.8% of the voting power of the total outstanding Ordinary Shares (including Class A Ordinary Shares and Class B Ordinary Shares) of the Issuer) (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Consists of 1,393,038 Class B Ordinary Shares held by Garden Enterprises Ltd.
(2)

Based on 34,540,511 Ordinary Shares outstanding as of September 30, 2019, as set forth in the Issuer’s current report on Form 6-K furnished to the SEC on December 23, 2019, assuming conversion of all Class A Ordinary Shares into the same number of Class B Ordinary Shares.

(3)	Each Class A Ordinary Share is entitled to ten votes per share, whereas each Class B Ordinary Share is entitled to one vote per share. See Item 5.

CUSIP No. 398132100

1	NAMES OF REPORTING PERSONS. Garden Enterprises Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,393,038 Ordinary Shares(1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,393,038 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,393,038 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0% (2) (representing 1.8% of the voting power of the total outstanding Ordinary Shares (including Class A Ordinary Shares and Class B Ordinary Shares) of the Issuer) (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Consists of 1,393,038 Class B Ordinary Shares held by Garden Enterprises Ltd. Garden Enterprises Ltd. is wholly owned and controlled by Mr. Guofa Yu, its sole director.
(2)

Based on 34,540,511 Ordinary Shares outstanding as of September 30, 2019, as set forth in the Issuer’s current report on Form 6-K furnished to the SEC on December 23, 2019, assuming conversion of all Class A Ordinary Shares into the same number of Class B Ordinary Shares.

(3)	Each Class A Ordinary Share is entitled to ten votes per share, whereas each Class B Ordinary Share is entitled to one vote per share. See Item 5.

CUSIP No. 398132100

Item 1.	Security and Issuer.

This Amendment No. 2 (this “Statement”) amends the Schedule 13D jointly filed by Guosheng Qi (“Mr. Qi”), Generation Gospel Limited (“Generation Gospel”), Fairy Spirit Limited (“Fairy Spirit”), Guofa Yu (“Mr. Yu”) and Garden Enterprises Ltd. (“Garden Enterprises”) with the SEC on July 25, 2019 (the “Original 13D”), relating to Class B Ordinary Shares of the Issuer, as previously amended by Amendment No.1 filed with the SEC on November 15, 2019 (“Amendment No.1”). Unless otherwise stated herein, the Original 13D, as amended by Amendment No. 1, remains in full force and effect. Terms used therein and not defined herein have the meanings ascribed thereto in the Original 13D.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On May 1, 2020, Hangzhou Yutao Capital Co., Ltd (杭州煜韬资产管理合伙企业（有限合伙）) ( “Hangzhou Yutao”) executed and delivered an adherence agreement (the “Second Adherence Agreement”) to the Consortium Agreement (incorporated herewith as Exhibit 99.5), pursuant to which Hangzhou Yutao became a party to the Consortium Agreement. Hangzhou Yutao, Banyan and the Original Consortium, collectively, are referred to in this Statement as the “Consortium”. The Second Adherence Agreement also amends the exclusivity period in the Consortium Agreement, which now requires that, for a period beginning on the signing date of the Consortium Agreement and ending on the earlier of (i) October 31, 2020, and (ii) the termination of the Consortium Agreement pursuant to the terms thereof, members of the Consortium work exclusively with each other with respect to the Proposed Transaction.

On May 1, 2020, the Consortium submitted a revised non-binding proposal (the “Revised Proposal”) (incorporated herewith as Exhibit 99.6) to the Board. In the Revised Proposal, the Consortium revised their offer price for the Proposed Transaction to US$2.00 in cash per ADS, or US$2.00 in cash per Ordinary Share. The Consortium revised the offer price due to a number of events and developments since the submission of the Proposal, including that (i) the global financial markets have experienced significant volatility which has negatively affected the trading price of the Issuer’s securities; (ii) the Issuer has experienced weaker than expected financial and operational performance; and (iii) the recent statement given by the chairman of the Securities Exchange Commission and the chairman of the Public Company Accounting Oversight Board warning the disclosure, financial reporting and other risks of Chinese listed companies as well as the evolving trade tension between the U.S. and China are expected to lead to lower valuation of the Issuer by the U.S. stock markets.

References to each of the Consortium Agreement, the adherence agreement signed by Banyan (incorporated herewith as Exhibit 99.4) (the “First Adherence Agreement”), the Second Adherence Agreement, the Proposal and the Revised Proposal in this Statement are qualified in their entirety by reference to the Consortium Agreement, the First Adherence Agreement, the Second Adherence Agreement, the Proposal or the Revised Proposal, which are attached hereto as exhibits or incorporated herein by reference as if set forth in their entirety herein.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

The information set forth in Item 4 of this Statement is incorporated by reference in this Item 6.

To the best knowledge of the Reporting Persons, except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

CUSIP No. 398132100

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1 – Joint Filing Agreement by and among the Reporting Persons, dated July 25, 2019 (incorporated by reference to Exhibit 99.1 to the Original 13D filed on July 25, 2019 with the SEC).

Exhibit 99.2 – Proposal to the board of directors of the Issuer from the Consortium Members (as defined therein), dated July 15, 2019 (incorporated by reference to Exhibit 99.2 to the Original 13D filed on July 25, 2019 with the SEC).

Exhibit 99.3 – Consortium Agreement by and among the Management Parties (as defined therein) and the Initial Sponsor (as defined therein), dated July 15, 2019 (incorporated by reference to Exhibit 99.3 to the Original 13D filed on July 25, 2019 with the SEC).

Exhibit 99.4 – Adherence Agreement to the Consortium Agreement executed and delivered by Banyan, dated November 15, 2019 (incorporated by reference to Exhibit 99.4 to the Amendment No. 1 filed on November 15, 2019 with the SEC).

Exhibit 99.5 – Adherence Agreement to the Consortium Agreement executed and delivered by Hangzhou Yutao, Banyan, the Management Parties (as defined therein) and the Initial Sponsor (as defined therein) dated May 1, 2020.

Exhibit 99.6 – Revised Proposal to the board of directors of the Issuer from the Consortium Members (as defined therein), dated May 1, 2020.

CUSIP No. 398132100

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: May 4, 2020

Guosheng Qi		Guofa Yu

/s/ Guosheng Qi		/s/ Guofa Yu

Generation Gospel Limited		Garden Enterprises Ltd.

By:	/s/ Guosheng Qi	By:	/s/ Guofa Yu
Name:	Guosheng Qi	Name:	Guofa Yu
Title:	Authorized Signatory	Title:	Authorized Signatory

Fairy Spirit Limited

By:	/s/ Guosheng Qi
Name:	Guosheng Qi
Title:	Authorized Signatory

[Signature Page to Schedule 13D]